SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response....10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

BERKSHIRE BANCORP INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

084597-10-3
(CUSIP Number)

October 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02).

Page 1 of 5 Pages

CUSIP No. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The George Karfunkel 2007 Grantor Retained Annuity Trust #1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares	5.	SOLE VOTING POWER 1,416,225
Beneficially owned by	6.	SHARED VOTING POWER N/A
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 1,416,225
	8.	SHARED DISPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,225
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Berkshire Bancorp Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

160 Broadway
New York, New York 10038

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of The George Karfunkel 2007 Grantor Retained Annuity Trust #1 (the "Reporting Person").

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The business address of the Reporting Person is c/o Jay J. Miller, 430 East 57th Street, New York, New York 10022.

Item 2(c).	Citizenship:

The Reporting Person is a New York Trust.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.10 per share.

Item 2(e).	CUSIP Number:

084597-10-3

Item 3.	Type of Reporting Person:

Not Applicable

Page 3 of 5 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of October 31, 2011 and as of the date of this Report, the Reporting Person owned 1,416,225 shares of Common Stock of the Issuer.

(b)	Percentage of Class:

9.8% based upon 14,443,183 shares of the Issuer’s Common Stock outstanding as of the date of this Report.

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

1,416,225

(ii)	shared power to vote or direct the vote:

N/A

(iii)	sole power to dispose or direct the disposition of:

1,416,225

(iv)	shared power to dispose or direct the disposition of:

N/A

Items 5-9	Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2011

THE GEORGE KARFUNKEL 2007 GRANTOR
RETAINED ANNUITY TRUST #1

By:	/s/ Jay J. Miller
Jay J. Miller, Trustee

Page 5 of 5 Pages